Exhibit 21.1

Company Name / Business Name	Jurisdiction of Incorporation
150 CCM Black Oak, Ltd.	Texas
Alset EHome Inc.	Delaware
Alset International Limited	Singapore
BMI Capital Partners International Limited	Hong Kong
GigWorld Inc.	Delaware
Global BioMedical Pte. Ltd.	Singapore
Global eHealth Limited	Hong Kong
Hengfai Business Development Pte. Ltd.	Singapore
Hengfai International Pte. Ltd.	Singapore
HWH World Inc.	Korea
LiquidValue Asset Management Pte. Ltd.	Singapore
LiquidValue Development Inc.	Nevada
LiquidValue Development Pte. Ltd.	Singapore
SeD Maryland Development, LLC	Delaware
True Partner International Limited	Hong Kong